                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                                  ONSALE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   682838-10-7
                -------------------------------------------------
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 682838-10-7                                    PAGE  2   OF  4   PAGES
          -----------                                        -----   -----

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           NAME OF REPORTING PERSON
    1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           S. Jerrold Kaplan
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                       (b)  [ ]

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    3      SEC USE ONLY

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    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
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                                5     SOLE VOTING POWER

          NUMBER                      5,248,231
            OF               ---------------------------------------------------
          SHARES                6     SHARED VOTING POWER
       BENEFICIALLY
           OWNED                      0
            BY               ---------------------------------------------------
           EACH                 7     SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                      5,248,231
           WITH              ---------------------------------------------------
                                8     SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,314,225*
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           27.5%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

    * See note to Item 4(a)

                                  SCHEDULE 13G

CUSIP NO. 682838-10-7                                    PAGE  3   OF  4   PAGES
          -----------                                        -----   -----


ITEM 1.

          (a) Name of Issuer:
              ONSALE, Inc.

          (b) Address of Issuer's Principal Executive Offices:
              1350 Willow Road #202, Menlo Park, CA 94025

ITEM 2.

          (a) Name of Person Filing:
              S. Jerrold Kaplan

          (b) Address of Principal Business Office:
              1350 Willow Road #202, Menlo Park, CA 94025

          (c) Citizenship:
              U.S.A.

          (d) Title of Class of Securities:
              Common Stock

          (e) CUSIP Number:
              682838-10-7

ITEM 3.   Not applicable.

ITEM 4.   OWNERSHIP.

          (a) Amount Beneficially Owned: 5,314,225*

          *Represents 5,248,231 shares held of record by Mr. Kaplan, 55,994 shares beneficially owned by his wife, Michelle Pettigrew, and 10,000 shares held of record by Mr. Kaplan's sister, Amy Kaplan Eckman, trustee of the Lily Layne Kaplan Irrevocable Trust. Mr. Kaplan disclaims beneficial ownership of the shares held by his wife and by the Lily Layne Kaplan Irrevocable Trust.

          Mr. Kaplan also disclaims beneficial ownership of 2,500 shares held of record by Mr. Kaplan's brother, James Kaplan, trustee of the Kaplan Children's Trust, the beneficiaries of which are the children of James Kaplan.

          (b) Percent of Class: 27.5%

          (c) Number of shares as to which such person has:

              (i)  sole power to vote or direct the vote: 5,248,231

              (ii) shared power to vote or direct the vote: 0

              (iii) sole power to dispose or to direct the disposition of:
                    5,248,231

              (iv) shared power to dispose or to direct the disposition of: 0

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.

                                  SCHEDULE 13G

CUSIP NO. 682838-10-7                                    PAGE  4   OF  4   PAGES
          -----------                                        -----   -----


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION.

          Not applicable.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 16, 1999               By: /s/ S. JERROLD KAPLAN
                                           -------------------------------------
                                           S. Jerrold Kaplan,
                                           President and Chief Executive Officer